Taubman Centers, Inc.	T. 248.258.6800
200 E. Long Lake Road	www.taubman.com
Suite 300
Bloomfield Hills, Michigan
48304-2324

Via EDGAR & Facsimile

August 20, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William H. Demarest IV

Re:	Taubman Centers, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 24, 2009
Proxy Statement Filed April 14, 2009
File No. 1-11530

Dear Mr. Demarest:

We refer to your letter dated August 13, 2009, in which you provided additional comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Taubman Centers, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 24, 2009 (the “2008 Form 10-K” ) and the Company’s 2009 proxy statement filed April 14, 2009 (the “2009 proxy statement”).  This letter responds to the staff’s comments as indicated below.  For convenience of reference, each staff comment contained in your August 13, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Summaries of 2008 Capital Activities and Transactions, page 41

1.
We note your response to comment 1 of our letter dated May 12, 2009.  In response to our comment relating to the $40 million line of credit, you state that you are permitted to omit this exhibit under Item 601(b)(4)(iii)(A) of Regulation S-K.  This item relates to the rights of holders of debt or equity securities that you have registered.  It appears this agreement should have been filed under Item 601(b)(10) of Regulation S-K, which pertains to material contracts.  Please file this agreement or advise why you do not believe this section is applicable.

The Company entered into the agreements relating to the $40 million line of credit on January 12, 2000 (the “execution date”).  As of and since the execution date, the Company has determined that such agreements are not material contracts under Item 601(b)(10).  The $40 million maximum amount available under the line of credit has represented under 2.5% of the Company’s total consolidated assets since the execution date.  Further, the line of credit has never been essential to the Company’s ability to meet its planned operating, financing, and capital needs and commitments.

Since the execution date, the Company has had significant availability under its other credit facilities and has had additional unencumbered center properties from which it could have obtained additional financing.  Even during the current difficult market conditions, as of June 30, 2009, the Company had $346 million available under its $550 million line of credit, two unencumbered center properties (Willow Bend and Stamford, a 50% owned Unconsolidated Joint Venture property), and no maturities on its current debt until fall 2010.  The $550 million line of credit matures in February 2011 and has a one-year extension option.

Proxy Statement Filed on April 14, 2009

Compensation Discussion and Analysis, page 20

2.
We note your response to comment 3 of our letter and we reissue our comment.  In response to our comment, you point to the disclosure on pages 22 through 23 and 25 through 26.  The referenced disclosure provides the reasons for awarding compensation to your named executive officers generally, but it does not explain why a particular officer received a different level of compensation.  For example, this disclosure does not specifically address why Mr. Weinert received substantially less compensation than the other named executive officers.  In future filings, please explain more precisely the material differences in your compensation policies for your named executive officers.  Please see Item 402(b)(2)(vii) of Regulation S-K.

In future filings, the Company will explain more precisely the material differences in its compensation policies for its named executive officers, as contemplated by Item 402(b)(2)(vii) of Regulation S-K.

Earned Compensation, page 24

3.
We note your response to comment 5 of our letter.  In response to our comment, you state that “the target annual cash bonus pool for senior management consists of the aggregate of the target bonuses for each senior management.”  However, it is still not clear how you determined that the cash bonus pool should be $2.4 million.  Please explain how you made this determination.  Please refer to Item 402(b)(1)(v) of Regulation S-K.

The $2.4 million cash bonus pool for 2008 represents the aggregate amount of the target bonuses for 2008 for each member of senior management.  The target bonus for each member of senior management is calculated based on a percentage of each person’s base salary.  The two components of the target bonus, base salary and bonus percentage, are determined primarily through benchmarking.  The Company generally targets the midpoint of a regional mall REIT comparator group with respect to base salary and above-median targets relative to five comparator groups for the bonus percentage.  The Committee also considers, among other things, the general economic, financial market and regulatory environment, Company performance, individual performance and experience, hiring and retention needs, and internal pay equity among senior management in finalizing its compensation determinations.

Towers Perrin provided market data to the Committee in early 2008 addressing, among other things, the market competitiveness of target compensation for senior management. The market data indicated that the base salary and the target annual cash bonus were competitive (i.e. at or above market), on average, relative to the Company’s comparator group companies. The Committee also determined that none of the additional qualitative considerations noted above had changed materially from those considered at the time of the Committee’s 2007 compensation determinations.  Based on the foregoing, the Committee determined to maintain base salaries and the bonus percentage at 2007 levels.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (248) 258-7610.

Very truly yours,

/s/ Lisa A. Payne_________________________________
Lisa A. Payne
Vice Chairman and Chief Financial Officer

c:         Ms. Kristi Marrone
Ms. Stacie Gorman
Mr. Donald J. Kunz, Esq.
Mr. Michael S. Ben, Esq.